UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sand Technology Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

N/A

(CUSIP Number)

Thomas M. O’Donnell

1201 S. Valley Hill Road Woodstock, IL 60098

815 – 337 - 3734

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons Thomas M. O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,386,700 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,386,700 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,700 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.85%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A

1.	Names of Reporting Persons Bradley G. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 669,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 669,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.79%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A

1.	Names of Reporting Persons Bradford Kunde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 336,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.90%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A

1.	Names of Reporting Persons Irwin Zalcberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,374,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,374,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.78%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A

1.	Names of Reporting Persons Carol A. Fiala – O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 501,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.84%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to Class A common shares, no par value (the “Common Shares”) of Sand Technology Inc., a Quebec corporation (the “Company”).  The Company maintains principal executive offices at 215 Redfern Avenue, Suite 410, Montréal, Québec (Canada) H3Z 3L5.

This Schedule 13D is being filed by the Reporting Persons (as defined in Item 2 below) to report their acquisition of debentures and warrants that are convertible into Common Shares.  Two of the Reporting Persons also beneficially own Common Shares purchased on the open market, which shares are included in this Schedule 13D.  Assuming full conversion of such debentures, and full exercise of such warrants, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Shares.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the following persons (the “Reporting Persons”):

Thomas M. O’Donnell, a citizen of the United States of America, resides at 1201 S. Valley Hill Road Woodstock, IL 60098.  Thomas M. O’Donnell is presently employed as CEO of Edge Specialists, LLC with a principal business address of 440 S. LaSalle Street Suite 3220 Chicago, IL 60605.

Bradley G. Griffith, a citizen of the United States of America, resides at 1418 Lake Shore Drive Chicago, IL 60610.  Bradley G. Griffith is presently employed as Vice Chairman of the Chicago Board Options Exchange with a principal business address of 400 S. LaSalle Street Chicago, IL 60605.

Bradford Kunde, a citizen of the United States of America, resides at 475 W. Deerpath Road Lake Forest, IL 60045.  Bradford Kunde is a Trader presently self-employed with a principal business address of 475 W. Deerpath Road Lake Forest, IL 60045.

Irwin Zalcberg, a citizen of the United States of America, resides at 52118 Lake Park Drive Grand Beach, MI  49117.  Irwin Zalcberg is an Investor presently self-employed with a principal business address of 52118 Lake Park Drive Grand Beach, MI 49117.

Carol A. Fiala –O’Donnell, a citizen of the United States of America, resides at 1201 S. Valley Hill Drive Woodstock, IL 60098.  Ms. Fiala-O’Donnell is the spouse of Thomas M. O’Donnell.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a subscription agreement dated as of April 18, 2008 by and between each of the Reporting Persons and the Company (the “Agreement”) the Reporting Persons agreed to purchase certain units from the Issuer in the aggregate principal amount of $1,002,600 (the “Units”), which

Units each consist of (i) one debenture, with a face value of $900, convertible at the option of the Reporting Persons into Common Shares at a conversion rate of $0.45 per Common Share (“Debenture”), and (2) 1,000 warrants convertible into Common Shares at an exercise price of $0.70 per Common Share (“Warrant”).  As described in the second paragraph of Item 5 below, the Company also has the option, in certain circumstances, to force conversion of the Debentures.  The Units are being acquired using personal funds of the Reporting Persons. The total purchase price for the 1,114 Units owned by the Reporting Persons as of April 18, 2008 was $1,002,600.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Shares and the Common Shares reported herein for investment purposes.

In connection with the Agreement, the Reporting Persons and the Company have entered into a voting agreement in the form attached hereto as Exhibit 1.  Pursuant to the terms of the voting agreement, the board of directors of the Company has been expanded by one director and the holders holding a majority of the aggregate principal amount of the Debentures outstanding (the “Majority Holders”) have the right to designate one director of the Company.  Thomas M. O’Donnell is currently the director designated by the Majority Holders.

Pursuant to the terms of the Debentures, beginning on January 1, 2009, interest will accrue on the Debentures at an annual rate of 8%.  Interest will be payable in the form of Common Shares, at a conversion rate of $0.45 per share.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's certificate of incorporation, limited liability company agreement, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of July 31, 2007, the close of the period covered by the Company’s last filed annual report on Form 20-F, the Company had issued and outstanding 14,318,189 Common Shares.  All ownership percentages in this Schedule 13D are computed on a “fully diluted basis” with respect to the Debentures and Warrants, based on a denominator of 17,660,189, comprised of 14,318,189 Common Shares, plus 2,228,000 Common Shares assuming full conversion of all Debentures, plus 1,114,000 Common Shares assuming full exercise of all Warrants.

In addition to the Reporting Persons’ right to convert Debentures into Common Shares, at the option of the Company, each Debenture may be converted into 2,000 Common Shares if the bid price of the Company’s Common Shares has been above $1.50 for sixty (60) consecutive trading days.  Each Warrant may be exercised by the Reporting Persons at a price of $0.70 per Common Share at any time until the earlier of the close of business on the day which is thirty-six (36) months from April 18, 2008 or the sixtieth (60th) consecutive trading day in which the bid price of the Common Shares has been above $1.50.

Thomas M. O'Donnell directly beneficially owns 384,700 Common Shares purchased on the open market, 334,000 Common Shares issuable upon exercise of 334,000 Warrants, and 668,000 Common Shares issuable upon conversion of 334 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. O’Donnell has beneficial ownership of 1,386,700 Common Shares, representing 7.85% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradley G. Griffith directly beneficially owns 223,000 Common Shares issuable upon exercise of 223,000 Warrants, and 446,000 Common Shares issuable upon conversion of 223 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. Griffith has beneficial ownership of 669,000 Common Shares, representing 3.79% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradford Kunde directly beneficially owns 112,000 Common Shares issuable upon exercise of 112,000 Warrants, and 224,000 Common Shares issuable upon conversion of 112 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. Kunde has beneficial ownership of 336,000 Common Shares, representing 1.9% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Irwin Zalcberg directly beneficially owns 540,000 Common Shares purchased on the open market, 278,000 Common Shares issuable upon exercise of 278,000 Warrants, and 556,000 Common Shares issuable upon conversion of 278 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. Zalcberg has beneficial ownership of 1,374,000 Common Shares, representing 7.78% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Carol A. Fiala – O’Donnell directly beneficially owns 167,000 Common Shares issuable upon exercise of 167,000 Warrants, and 334,000 Common Shares issuable upon conversion of 167 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Ms. Fiala – O’Donnell has beneficial ownership of 501,000 Common Shares, representing 2.84% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Each Reporting Person has sole voting power and sole dispositive power with respect to the number of Common Shares as described above.  The Reporting Persons have executed the voting agreement attached hereto as Exhibit 1.  See the fourth paragraph of Item 4 for a description of the voting agreement.

The Reporting Persons effected transactions in Common Shares during the past 60 days that are described in Schedule A attached hereto.

No other person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons as described in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than  (1) the voting agreement attached hereto as Exhibit 1; (2) the subscription agreement for Units, the form of which is attached hereto as Exhibit 2; (3) the Intercreditor and Collateral Agency Agreement between the Reporting Persons and the Company, which governs the Reporting Persons’ handling of the collateral securing the Debentures; and (4) the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 3 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                Voting Agreement dated as of April 18, 2008 by and among Bradley G. Griffith on behalf of the Debenture Holders, Arthur G. Ritchie and Sand Technology Inc.

Exhibit 2:                Form of Non-Brokered Private Placement Subscription Agreement for Units dated as of April 18, 2008, by each of Thomas M. O'Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc.

Exhibit 3:                Intercreditor and Collateral Agency Agreement dated as of April 18, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc.

Exhibit 4:                Joint Filing Agreement dated as of April 18, 2008, by and among Thomas M. O'Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala-O’Donnell.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2008

/s/ Thomas M. O’Donnell
THOMAS M. O’DONNELL

/s/ Bradley G. Griffith
BRADLEY G. GRIFFITH

/s/ Bradford Kunde
BRADFORD KUNDE

/s/ Irwin Zalcberg
IRWIN ZALCBERG

/s/ Carol A. Fiala-O’Donnell
CAROL A. FIALA-O’DONNELL

Exhibit Index

Exhibit 1	Voting Agreement dated as of April 18, 2008, by and among Bradley G. Griffith, on behalf of the Debenture Holders, Arthur G. Ritchie and Sand Technology Inc.

Exhibit 2

Form of Non-Brokered Private Placement Subscription Agreement for Units dated as of April 18, 2008, by each of Thomas M. O'Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc.

Exhibit 3

Intercreditor and Collateral Agency Agreement dated as of April 18, 2008, by and among Thomas M. O'Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc.

Exhibit 4	Joint Filing Agreement dated as of April 18, 2008, by and among Thomas M. O'Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala-O’Donnell.

Schedule A

Transactions in Shares by the Reporting Persons Since February 28, 2008

All of the purchases of Shares set forth below were made by Irwin Zalcberg in the open market.

Date of Transaction	Settlement Date	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price
02/26/2008	02/29/2008	10,700.00	$0.32	$3,424.00
02/27/2008	03/03/2008	5,000.00	$0.3	$1,500.00
02/29/2008	03/05/2008	2,520.00	$0.31	$781.20
03/20/2008	03/26/2008	6,780.00	$0.5	$3,390.00